SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                    AMENDMENT


                              ATI TECHNOLOGIES INC.
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)


                                     194110
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               Rule 13d-1(b)
               Rule 13d-1(c)
         |X|   Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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




----------------------- ------------------------- ------------------------------
CUSIP No. 194110                13G/A                       Page 2 of 6 Pages
----------------------- ------------------------- ------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                   DAVID CHANG
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)
                                                                          (b)

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   TAIWAN
--------- ----------------------------------------------------------------------
                              5      SOLE VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 11, 571,041
        OWNED BY EACH       ----------------------------------------------------
          REPORTING           6      SHARED VOTING POWER

         PERSON WITH                  N/A
                            ----------------------------------------------------
                              7      SOLE
                                     11, 571,041
                            ----------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     N/A
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11, 571,041
--------- ----------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES |_|

          N/A

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


          4.7%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON


                   IN

--------- ----------------------------------------------------------------------


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




Item 1(a)         Name of Issuer:

ATI TECHNOLOGIES INC.

Item 1(b)         Address of Issuer's Principal Executive Offices:

1 Commerce Valley Drive East, Markham, Ontario L3T 7X6

Item 2(a)         Name of Person Filing:

DAVID CHANG

Item 2(b)         Address of Principal Business Office:

No. 86 Kong-Ning Rd. SFC. 3, Taipei, Taiwan

Item 2(c)       Citizenship:

Taiwan

Item 2(d)       Title of Class of Securities:

Common Shares

Item 2(e)       CUSIP Number:

194110

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)               Broker or Dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o);

(b)               Bank as defined in section 3(a)(6) of the Act (15
                  U.S.C. 78c);

(c) Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)               An  Investment  Company  registered  under  section 8 of the
                   Investment  Company Act of 1940 (15 U.S.C. 80a-8);

(e)               An investment adviser in accordance with Section 240.13d-1(b)
                  (1)(ii)(E);

(f)               An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person, in accordance with ss.240.13d-1(b)(1)(ii)(G);


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


(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)               Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)        Amount beneficially owned: 11, 571,041.

     (b)        Percent of class: 4.7%.

     (c)        Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote 11, 571,041.

               (ii) Shared power to vote or to direct the vote N/A.

              (iii) Sole power to dispose or to direct the disposition of
                    11, 571,041.

               (iv) Shared power to dispose or to direct the disposition of N/A.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

Item 5.         Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Instruction:  Dissolution of a group requires a response to this item.

Item 6.         Ownership of More than Five Percent on Behalf of
                Another Person.                                          N/A

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.         Identification and Classification of the Subsidiary Which    N/A
                Acquired the N/A Security Being Reported on By the Parent Holding Company or Control Person.

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

     If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.         Identification and Classification of Members of the Group.   N/A


If a group has filed this schedule pursuant to Section 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.           Notice of Dissolution of Group.                            N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.          Certification.                                            N/A

                        (a)    The following certification shall be
                               included if the statement is filed pursuant to Section 240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or which the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        (b)    The following certification shall be
                               included if the statement is filed pursuant to Section 240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 25, 2004
                                        -----------------------------------
                                        Date


                                        /s/ David Chang
                                        -----------------------------------
                                        Signature


                                        DAVID CHANG
                                        -----------------------------------
                                        Name/Title



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




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